[redacted]

Securities and Exchange Commission
RECEIVED

FEB 28 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Westbourne Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Colonial Place, 2101 Wilson Boulevard
(No. and Street)

Arlington (City) VA (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilfred Goodwyn 410-820-0281
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Wilfred Goodwyn , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbourne Investments, Inc. , as of December 31, 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Wilfred Goodwyn
Signature

Chairman, CEO & CCO
Title

B. Olesen
Notary Public

BIRGIT R. OLESEN
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES NOV. 30, 2011
COMMISSION # 7137494

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

WESTBOURNE INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2007

WESTBOURNE INVESTMENTS, INC.

CONTENTS

DECEMBER 31, 2007

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Westbourne Investments, Inc.
Arlington, VA

We have audited the accompanying statement of financial condition of Westbourne Investments, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbourne Investments, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Great Neck, NY
February 4, 2008

WESTBOURNE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 121,753
Prepaid expenses	13,585
Furniture, equipment and software at cost, less accumulated depreciation and amortization	7,800
Notes receivable plus accrued interest	46,893
Due from related entity	6,052
Deposits and other assets	3,914
TOTAL ASSETS	$ 199,997

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable, accrued payroll, and other accrued liabilities	$ 15,255
Accrued income taxes payable	10,727
Stock repurchase agreement	38,780
TOTAL LIABILITIES	64,762
STOCKHOLDER'S EQUITY:	
Common stock, authorized 1,000 shares of $.01 par value; issued and outstanding 73 shares	1
Additional paid-in capital	42,499
Retained earnings	131,515
	174,015
Less: treasury stock	(38,780)
TOTAL STOCKHOLDER'S EQUITY	135,235
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 199,997

The accompanying notes are an integral part of these financial statements.

WESTBOURNE INVESTMENTS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2007

REVENUES:		
Management fees	$483,558	
Service fees	69,432	
Proceeds - NASD	35,000	
Commissions	22,710	
Interest and dividends	5,588	
TOTAL REVENUES		$ 616,288
EXPENSES:		
Employee compensation and related benefits	399,604	
Occupancy costs	47,309	
Other general and administrative	97,175	
Depreciation and amortization	6,310	
TOTAL EXPENSES		550,398
NET INCOME BEFORE PROVISION FOR INCOME TAXES		65,890
PROVISION FOR INCOME TAXES		(19,097)
NET INCOME		$ 46,793

The accompanying notes are an integral part of these financial statements.

WESTBOURNE INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2007

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stock-holders' Equity
BALANCES, January 1, 2007	73	$ 1	$ 42,499	$ 84,722	$ -	$127,222
Repurchase of treasury stock					(38,780)	(38,780)
Net income	-	-	-	46,793	-	46,793
BALANCES, December 31, 2007	73	$ 1	$ 42,499	$131,515	$(38,780)	135,235

The accompanying notes are an integral part of these financial statements.

WESTBOURNE INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 46,793
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,310
Deferred taxes	1,200
Changes in operating assets and liabilities:	
Prepaid expenses	(4,847)
Due from related entity	(6,052)
Accounts payable, accrued payroll, and other accrued liabilities	(586)
Accrued income taxes	7,527
TOTAL ADJUSTMENTS	3,552
NET CASH PROVIDED BY OPERATING ACTIVITIES	50,345
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(4,539)
Notes receivable	(46,893)
NET CASH (USED) FOR INVESTING ACTIVITIES	(51,432)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,087)
CASH AND CASH EQUIVALENTS, January 1, 2007	122,840
CASH AND CASH EQUIVALENTS, December 31, 2007	$121,753
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ -
Non-cash activity:	
Treasury stock repurchased by issuing a note payable	$ 38,780

The accompanying notes are an integral part of these financial statements.

WESTBOURNE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. Organization and Basis of Presentation:

Westbourne Investments, Inc. (the "Company") is a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engaged primarily in investment management service and sales of variable annuity contracts. The majority of accounts served are individual portfolios and portfolios of retirement programs such as 401(k) plans. At December 31, 2007, all securities transactions are cleared through Charles Schwab Co., Inc. The Company is a wholly owned subsidiary of Westbourne Associates, Inc.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is part of a group that files consolidated Federal, State and Local income tax returns with its parent company, Westbourne Associates, Inc., on a cash basis. The deferred income taxes as a result of this are deemed immaterial.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During 2007, the Company computed its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

3. Net Capital Requirements (continued):

At December 31, 2007, the Company had net capital, as defined, of $55,834, which exceeded its minimum net capital requirement of $5,000 by $50,834. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1 at December 31, 2007.

4. Security Transactions and Associated Risks:

Pursuant to a clearance agreement, the clearing and depository operations for the Company and its customers' securities transactions are provided by a single clearing broker-dealer as of December 31, 2007. The Company's securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on the purchase price of the specific security sold. Management fees are received quarterly, but are recognized as earned on a pro rata basis. Commissions from sales of annuity contracts are recorded as income when the Company is informed that the commissions are earned.

5. Related Party Transactions:

Receivable from Parent and Affiliate
Such receivable represents funding provided to the parent and affiliate. The balances are non-interest bearing. As of December 31, 2007, the Company had a receivable from its parent and an affiliate in the amount of $6,052.

6. Furniture, Equipment and Software:

Furniture, equipment and software are recorded at cost and consist of the following:

Computer and equipment	$ 15,520
Furniture	14,549
Software	8,150
	38,219
Less accumulated depreciation and amortization	30,419
	$ 7,800

7. Retirement Plan:

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all employees. The Company makes discretionary contributions to the Plan. The Company has not made nor indicated a contribution for the year ended December 31, 2007.

8. Commitments and Contingent Liabilities:

The Company leases office space under an operating lease expiring in 2012 with two co-tenants. The Company remitted a cash security deposit in the amount of $3,764 for the office space lease. The current minimum base rent for the lease is $11,604 per month and the Company's share of the base rent is $3,974 per month. Rent expense for the year ended December 31, 2007 totaled $47,309. The minimum rental commitments under the operating lease are as follows:

	Office Rental	Company's Share
2008	$143,076	$ 47,692
2009	147,011	49,004
2010	151,053	50,351
2011	155,207	51,736
2012	159,476	53,159
Total	$755,823	$251,942

At December 31, 2007, there were no other material commitments and/or contingent liabilities which required inclusion herein.

WESTBOURNE INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL

Total stockholder's equity from statement of financial condition		$135,235
Deductions and/or charges:		
Non allowable assets		
Receivable from non-customers	$ 52,945	
Prepaid expenses	13,585	
Other assets	11,714	
		78,244
Net capital before haircut on securities positions		56,991
Haircuts on securities positions:		
Other securities - money market (2%)		1,157
NET CAPITAL		55,834

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness		5,000
EXCESS NET CAPITAL		$ 50,834
Aggregate indebtedness		
Accounts payable	$ 15,255	
Accrued taxes	10,727	
Stock repurchase agreement	38,780	
TOTAL AGGREGATE INDEBTEDNESS	$ 64,762	
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.16 to 1	

One adjustment in the amount of $3,427 for an additional accrual for income taxes is the only difference that exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA Filing on January, 2007.

WESTBOURNE INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

WESTBOURNE INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15C-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is exempt from the provisions for Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

END